--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             ------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             ------------------------------------------------------

                                (Amendment No. 8)


                            INTEK GLOBAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON STOCK, $0.01 PAR VALUE                                458134 10 3
----------------------------------                       -----------------------
  (Title of class of securities)                              (CUSIP number)


                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                              NEW YORK, N.Y. 10153
                                 (212) 310 8000
 ------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications )

                                FEBRUARY 19, 1999
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box {__}.



                         (Continued on following pages)

                              (Page 1 of 16 Pages)

LO1:\67425\02\1G0X02!.DOC

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 2 of 16
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR COMMUNICATIONS LIMITED

                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)    {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        34,741,015(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                   34,741,015(1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
----------------- --------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                    34,741,015(1)
                  REPORTING PERSON:

----------------- --------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              66.75%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

(1)      Includes 9,741,015 shares of Common Stock issuable to Securicor
         Communications Limited ("SCL"), at its option, pursuant to its conversion rights under a convertible loan facility, dated February 19, 1999, between SCL and the Issuer (the "Convertible Loan Facility").

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 3 of 16
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR INTERNATIONAL LIMITED

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                              937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                         937,042
             REPORTING


                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                          937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               2.22%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 4 of 16
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                      SECURITY SERVICES PLC

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        35,678,057(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  35,678,057 (1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
                                     ------------ ----------------------------------------------- ------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                   35,678,057 (1)
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              68.55%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


(1) Includes 9,741,015 shares of Common Stock issuable to SCL, at its option, pursuant to the Convertible Loan Facility.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 5 of 16
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                               SECURICOR PLC

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- --------------------------------------------- ------------------------------------ ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                       35,678,057 (1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  35,678,057 (1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                 35, 678, 057 (1)
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}


----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              68.55%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


(1) Includes 9,741,015 shares of Common Stock issuable to SCL, at its option, pursuant to the Convertible Loan Facility.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 6 of 16
--------------------------------------------------------------------------------

         This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons named therein (the "Corporations") with respect to their ownership of common stock, par value $0.01 per share (the "Common Stock"), of Intek Global Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in such
Schedule 13D, as previously amended.

Item 2.           Identity and Background.

         Item 2 is hereby amended to update all previously-filed information regarding the directors and executive officers of the Corporations with the following information:

         (a) - (c) The name, business address and principal occupation or employment of each of the directors and executive officers of each of the Corporations is as follows:

SECURICOR COMMUNICATIONS LIMITED ("SCL")

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
Bruce Brain                                      Managing Director of SCL         Managing Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Nigel Griffiths LLB                              Director of SCL; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of
15 Carshalton Road                               of  Securicor plc                Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

Professor Michael Norton                         Non-executive Director of SCL    UK Government consultant
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Christopher Shirtcliffe                          Director of SCL; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Robert Shiver                                    Director of SCL                  Chief Executive Officer of
214 Carnegie Center                                                               Intek Global Corporation
Suite 304
Princeton, New Jersey
USA

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 7 of 16
--------------------------------------------------------------------------------


Peter Stansfield                                 Personnel Director of SCL        Personnel Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Philip Whitlock                                  IT Director of SCL               IT Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SCL; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Michael Wilkinson                                Finance Director of SCL;         Finance Director,
Sutton Park House                                Finance Director,                Communications Division of
15 Carshalton Road                               Communications Division of       Securicor plc
Sutton, Surrey SM1 4LD                           Securicor plc
United Kingdom



SECURICOR INTERNATIONAL LIMITED ("SIL")
---------------------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------

Nigel Griffiths LLB                              Director of SIL; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of Securicor
15 Carshalton Road                               of Securicor plc                 plc
Sutton, Surrey SM1 4LD
United Kingdom

Richard Hawkins                                  Director of SIL; Finance         Finance Director, Security
Sutton Park House                                Director, Security Services      Services Division of Securicor
15 Carshalton Road                               Division of Securicor plc        plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Director of SIL; Chief           Chief Executive, Distribution
Sutton Park House                                Executive, Distribution          Division of Securicor plc
15 Carshalton Road                               Division of Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 8 of 16
--------------------------------------------------------------------------------


Andrew Nicol                                     Regional Director of SIL         Regional Director of SIL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Christopher Shirtcliffe                          Director of SIL; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SIL; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom


SECURITY SERVICES PLC ("SSP")
-----------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment

Nigel Griffiths LLB                              Director of SSP; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of Securicor
15 Carshalton Road                               of Securicor plc                 plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Director of SSP; Chief           Chief Executive, Distribution
Sutton Park House                                Executive, Distribution          Division of Securicor plc
15 Carshalton Road                               Division of Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

Christopher Shirtcliffe                          Director of SSP; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SSP; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 9 of 16
--------------------------------------------------------------------------------

SECURICOR PLC
-------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------

James Birrell                                    Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Nigel Griffiths LLB                              Group Legal Director and         Group Legal Director and
Sutton Park House                                Company Secretary of Securicor   Company Secretary of Securicor
15 Carshalton Road                               plc                              plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Chief Executive, Distribution    Chief Executive, Distribution
Sutton Park House                                Division of Securicor plc        Division of Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Sir Peter Imbert                                 Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Jonathan Kitchen                                 Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Sir David MacFarlane                             Non-executive Chairman of        Non-executive Chairman of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

David Cowden                                     Chief Executive, Security        Chief Executive, Security
Sutton Park House                                Services Division of Securicor   Services Division of Securicor
15 Carshalton Road                               plc                              plc
Sutton, Surrey SM1 4LD
United Kingdom

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 10 of 16
--------------------------------------------------------------------------------

Christopher Shirtcliffe                          Group Finance Director of        Group Finance Director of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Group Chief Executive of         Group Chief Executive of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom


         (d) - (e) During the last five years, to the knowledge of the Corporations, none of the directors and executive officers identified pursuant to paragraphs (a) - (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of the Corporations, Robert Shiver is a citizen of the United States and all other individuals identified in paragraphs (a) - (c) of this Item 2 are citizens of the United Kingdom.


Item 4.           Purpose of Transaction.


       Item 4 is hereby amended and supplemented by the addition of the following information:


       On December 22, 1998, the Issuer announced that it had agreed with Securicor Communications Limited ("SCL") the terms of a $25,000,000 convertible subordinated debt facility to be extended by SCL to the Issuer (the "Convertible Debt Facility"). On February 19, 1999, the Issuer and SCL entered a definitive loan agreement for the Convertible Debt Facility. The terms of the Convertible Debt Facility provide that SCL will make up to $25,000,000 in loans available to the Issuer on a revolving basis. Under the Convertible Debt Facility, interest will accrue on the loans, except in the case of the first interest period (which shall end on March 31, 1999), on a quarterly basis and at a rate of 11.5% per annum. All accrued interest will be capitalized and added to the principal amount of the loans outstanding on the last day of each calendar quarter, provided that, the Issuer has the option under the Convertible Debt Facility to make any quarterly interest payment in cash or in shares of its Common Stock. In the event the Issuer elects to make an interest payment in cash, SCL can elect, in lieu of receiving such cash interest payment, to receive the value of such payment in additional shares of the Issuer's Common Stock. The loans advanced under the Convertible Debt Facility shall mature and become due on December 31, 1999.

         Under the Convertible Debt Facility, SCL has the right at any time to convert all or any part of the unpaid amounts due under the Convertible Debt Facility into shares of the Common Stock of the Issuer. The first $12,500,000 of loans under the Convertible Debt Facility are convertible at a conversion value of $1.4955500 per share. All further loans are convertible at a conversion value per share equal to the average closing price for the Issuer's Common Stock on

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 11 of 16
--------------------------------------------------------------------------------


the Nasdaq National Market System for the 20 consecutive trading days immediately preceding the date of the loan. Loans under the Convertible Debt Facility through and including February 18, 1999 aggregated $15,000,000 in principal amount, which are convertible into an aggregate of 9,741,015 shares of the Issuer's Common Stock ($12,500,000 of such loans are convertible at a conversion value of $1.4955500 per share and $2.5 million of such loans are convertible at a conversion value of 1.8078125 per share). Giving effect to these loans, SCL beneficially owns 34,741,015 shares of the Common Stock of the Issuer. The interest on the outstanding loans, to the extent not paid in cash, will be capitalized as set forth above and convertible into additional shares of Common Stock.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended by replacing previously filed information with the following information:

(a) The responses of the Corporations to rows (11) through (13) of the cover page of this Amendment No. 8 to the Schedule 13D are incorporated herein by reference. As of February 19, 1999:

         (i) SCL was the direct and beneficial owner of 34,741,015 shares of Common Stock;


         (ii) Securicor International Limited was the direct and beneficial owner of 937,042 shares of Common Stock;


         (iii) Security Services plc is the direct and beneficial owner of all of the capital stock of SCL and Securicor International Limited; and


         (iv) Securicor plc is the direct and beneficial owner of all of the capital stock of Security Services plc.


         As a result of a recent corporate reorganization, Security Services plc is now 100% directly owned by Securicor plc and Securicor Group plc (now known as Securicor Group Limited) no longer has any beneficial interest in shares of the Issuer.


(b) The responses of the Corporations to rows (7) through (10) of the cover page of this Amendment No. 8 to the Schedule 13D are incorporated herein by reference.

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable



Item 7.           Material to be Filed as Exhibits


       The following are filed herewith as exhibits to this Schedule 13D
Amendment:

       (i) Loan Agreement, dated as of February 19, 1999, between Intek Global Corporation and Securicor Communications Limited.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 12 of 16
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR COMMUNICATION LIMITED

Date:    March 30, 1999                     By:  /s/ Nigel Griffiths
                                                 ----------------------------
                                                 Name:    Nigel Griffiths
                                                 Title:   Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 13 of 16
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR INTERNATIONAL LIMITED

Date:    March 30, 1999                     By:      /s/ Nigel Griffiths
                                                     ---------------------------
                                                     Name:    Nigel Griffiths
                                                     Title:   Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 14 of 16
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   SECURITY SERVICES PLC

Date:    March 30, 1999            By:      /s/ Nigel Griffiths
                                            -----------------------------------
                                            Name:    Nigel Griffiths
                                            Title:   Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 15 of 16
--------------------------------------------------------------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         SECURICOR PLC

Date:    March 30, 1999                  By:   /s/ Nigel Griffiths
                                               ---------------------------------
                                               Name:    Nigel Griffiths
                                               Title:   Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 16 of 16
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


EXHIBIT NO.               DOCUMENT                              PAGE NO.
-----------               --------                              --------

(1)                       Loan Agreement, dated as of
                          February 19, 1999, between Intek
                          Global Corporation and Securicor
                          Communications Limited